GLOBAL AIR CYLINDER WHEELS, INC.

YEARS ENDED DECEMBER 31, 2022 AND 2021

I, Zoltan Kemeny, the Cheif Executive Officer (CEO) of Global Air Cylinder Wheels, Inc. (GACW), hereby certify that the financial statements of Global Air Cylinder Wheels, Inc. (GACW) and notes thereto for the periods ending December 31, 2021 (first Fiscal Year End of Review), and December 31, 2022 (second Fiscal Year End of Review), included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021, the amounts reported on our tax returns were total income of $176,400; taxable income of -$1,889,447, and total tax of $0.00.

Global Air Cylinder Wheels, Inc. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 26th, 2023.



_____ (Signature)

President & CEO
_____ (Title)

April 28th, 2023
_____ (Date)

Jan Lorant
Director
April 28th, 2023

Harmen van Kamp
Director
April 28th, 2023

Global Air Cylinder Wheels, Inc.
Balance Sheet
Years Ended December 31, 2022 and 2021

	Jan - Dec 2022		Jan - Dec 2021	
ASSETS				
Current Assets				
Total Bank Accounts	$	356,717.11	$	50,883.16
Total Accounts Receivable	$	340,000.00	$	-
Total Other Current Assets	$	771,832.74	$	953,121.12
Total Current Assets	$	**1,468,549.85**	$	**1,004,004.28**
Total Fixed Assets	$	8,280.61	$	5,330.00
Total Other Assets	$	356,722.00	$	356,722.00
TOTAL ASSETS	$	**1,833,552.46**	$	**1,366,056.28**
LIABILITIES AND EQUITY				
Total Current Liabilities	$	1,558,092.34	$	2,866,005.44
Total Liabilities	$	**1,558,092.34**	$	**2,866,005.44**
Total Equity	$	275,460.12	$	(1,499,949.16)
TOTAL LIABILITIES AND EQUITY	$	**1,833,552.46**	$	**1,366,056.28**

Global Air Cylinder Wheels, Inc.
Profit and Loss
Years Ended December 31, 2022 and 2021

	Jan - Dec 2022	Jan - Dec 2021
Total Income	$ 756,918.09	$ 0.00
Total Cost of Goods Sold	$ 933,184.22	$ 0.00
Gross Profit	$ (176,266.13)	$ 0.00
Expenses		
Legal & Professional Services	$ 635,611.83	$ 708,078.02
Total Wages	$ 357,580.64	$ 534,772.96
Interest Expense	$ 307,936.48	$ 186,804.93
Office/General Administrative Expenses	$ 237,743.81	$ 110,818.31
R&D Expenses	$ 65,585.00	$ 115,212.00
Total Expenses	$ 1,604,457.76	$ 1,655,686.22
Net Operating Income	$ (1,780,723.89)	$ (1,655,686.22)
Total Other Income	$ 916.65	$ 0.00
Total Other Expenses	$ 99.63	$ 105,967.44
Net Other Income	$ 817.02	-$ 105,967.44
Net Income	$ (1,779,906.87)	$ (1,761,653.66)
Total Common Shares	12,125,375.00	7,079,063.00
Earnings Per Share	$ (0.15)	$ (0.25)

Global Air Cylinder Wheels, Inc.
Statement of Cash Flows
Years Ended December 31, 2022 & 2021

	Jan - Dec 2022		Jan - Dec 2021	
OPERATING ACTIVITIES				
Net Income	$	(1,779,906.87)	$	(1,761,653.66)
Adjustments to reconcile Net Income to Net Cash provided by operations:	$	(1,466,624.72)	$	208,712.39
Net cash provided by operating activities	$	**(3,246,531.59)**	$	**(1,552,941.27)**
Investing activities	$	(2,950.61)	$	-
Financing activities	$	3,555,316.15	$	1,566,514.14
Net cash increase for period	$	**305,833.95**	$	**13,572.87**

GLOBAL AIR CYLINDER WHEELS, INC

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Preferred Stock	Common Stock	Additional	Retained	
	Shares	Amount	Shares	Amount	To be issued	To be issued	Paid-In Capital	Earnings	Total
Balance, December 31, 2018	-	$ -	-	$ -	$ -	$ -	$ -	$ (651,551)	$ (651,551)
Founders shares	9,400,000	-	-	-	-	-	-	-	-
Common stock for services	-	-	500,000	-	-	-	-	-	-
Preferred stock issued for cash	-	-	-	-	100,000	-	-	-	100,000
Net loss	-	-	-	-	-	-	-	(1,187,615)	(1,187,615)
Balance, December 31, 2019	9,400,000	-	500,000	-	100,000	-	-	(1,839,166)	(1,739,166)
Preferred shares issued for cash	100,000	100,000	-	-	(100,000)	-	-	-	-
Common shares issued for cash	-	-	1,856,104	884,265	-	5,000	-	-	889,265
Common shares issued as	-	-	118,000	47,268	-	59,307	-	-	106,575
Conversion of note principal and	-	-	1,256,231	1,100,000	-	-	-	-	1,100,000
Conversion of related party accrued	-	-	51,959	16,367	-	-	-	-	16,367
Shares issued for patents	-	-	695,259	350,000	-	-	-	-	350,000
Stock based compensation - warrants	-	-	-		-	-	19,933	-	19,933
Warrants issued for patents	-	-	-		-	-	11,210	-	11,210
Stock based compensation - options	-	-	-		-	-	2,491	-	2,491
Beneficial conversion of note payable	-	-	-		-	-	39,414	-	39,414
Reclassification of warrant liability	-	-	-		-	-	(43,568)	-	(43,568)
Net loss	-	-	-		-	-	-	(2,057,331)	(2,057,331)
Balance, December 31, 2020	9,500,000	$ 100,000	4,477,553	$ 2,397,900	$ -	$ 64,307	$ 29,480	$ (3,896,497)	$ (1,304,810)
Preferred shares conversion	(100,000)	(100,000)	103,000	100,000					-
Common shares to be issued for cash			10,000	5,000		(5,000)			-
Common shares to be issued as compensation			151,481	59,307		(59,307)			-
Common shares issued for cash			1,583,692	571,421		300			571,721

Common shares issued for cash, net of offering expenses		645,335	899,739					899,739
Common shares issued as compensation		18,000	9,000		30,750			39,750
Common shares cancelled		(319,761)	-					-
Common stock issued for employee settlement		309,763	-					-
Warrants exercised		100,000	50,000					50,000
Stock based compensation - options						61,901		61,901
Warrants issued in CAD						(56,597)		(56,597)
Net loss				-	-		(1,761,654)	(1,761,654)
Balance, December 31, 2021	9,400,000	-	7,079,063	$ 4,092,367	$ -	$ 31,050	$ 34,784	$ (5,658,151)	(1,499,950)
Common shares issued for cash		902,389	457,174					
Common shares issued for cash, net of offering expenses		1,755,796	2,866,660					
Common shares issued as compensation		55,141	48,750		(30,750)			
Warrants exercised		418,932	213,482					
Common shares issue as part of note repayment		1,914,054	-					
Net loss							(1,779,907)	(1,779,907)
Balance, December 31, 2022	9,400,000	-	12,125,375	$ 7,678,433	$ -	$ 300	$ 34,784	$ (7,438,058)	$ (3,279,857)

NOTE 1 – NATURE OF OPERATIONS

Global Air Cylinder Wheels Inc. (GACW) was formed in 2013 ("Inception") in the State of Arizona. The financial statements of Global Air Cylinder Wheels Inc. (GACW) (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chandler, Arizona.

Global Air Cylinder Wheels Inc. (GACW) designs, develops, manufactures, sells & finances mechanical air suspension wheels.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

        Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

        Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

        Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from Minera and GACW Australia PTY LTD.
Describe how revenue will be derived when:
(a) persuasive evidence that an agreement exists - Global Air Cylinder Wheels Inc. (GACW) has contracts or agreements with its customers to establish clear and persuasive evidence that the customer intends and agrees to buy from the business.
(b) the service has been performed - Revenues, which are derived from our main activities such as the sale of merchandise, are considered to be earned when all materials are delivered to the customer.
(c) the prices are fixed and determinable and not subject to refund or adjustment - prices are established by the contract.
(d) collection of the amounts due is reasonably assured - Collection must be reasonably assured to recognize product or service revenue. In our case, it is clear when these conditions have been met and the revenue earned should be recorded.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Arizona state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for years 2019, 2020, and 2021. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Global Air Cylinder Wheels Inc. (GACW) ended the 2022 fiscal year with the debt described below:
- Accounts Payable of $9,885, no more than 120 days past due.
- Deferred Revenue of $843,600.
- Loan of $403,533.34 which has been paid off as of February 2023.
- Warrant Liabilities totaling $113,063

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
- As of December 31, 2022, one short-term contractual obligation with a previous employee, Eberle, has been settled and resolved in January 2023.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 20,000,000 shares of our common stock with no par value. As of December 31, 2022 the company has currently issued $12,125,375 shares of our common stock.

Preferred Stock
We have authorized the issuance of 10,000,000 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Global Air Cylinder Wheels Inc. (GACW) ended the 2022 fiscal year with no ongoing related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2012 through April 27, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.